[Chapman and Cutler LLP Letterhead]

October 18, 2021

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

Valkyrie ETF Trust II (the “Trust”)

File Nos. 333-258722; 811-23725

Dear Ms. Larkin:

This letter responds to your additional comments received by telephone on October 15, 2021 regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 11, 2021, and amended on October 13, 2021 and October 15, 2021 (the “Registration Statement”). The Registration Statement relates to the Valkyrie Bitcoin Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Risks

The Staff notes the disclosure under “Futures Contract Risk” states “Because of the low margin deposits required…” The Staff notes that bitcoin futures contracts generally have a higher margin requirement than other futures contracts. Please revise this disclosure in plain English to remove the reference to low margin requirements. In addition, please revise the example in this paragraph with figures that resemble the margin requirements applicable to bitcoin futures contracts.

Response to Comment 1

In accordance with the Staff’s comment, the disclosure has been revised to state “Because the margin requirement for bitcoin futures contracts is less than the value of the assets underlying the futures contracts...” In addition, the example has been revised assuming an initial margin requirement of 40%, which is close to the margin requirement currently applicable to bitcoin futures contracts traded on the CME. Identical disclosure elsewhere in the prospectus and in the SAI has also been updated consistent with these revisions.

Comment 2 – Additional Information Regarding the Fund’s Strategy

The Staff notes the typographical error “in” in the second under the heading “Secondary Investments”. Please correct this to “is”.

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comments.

Comment 3 – How to Buy and Sell Shares

The Staff notes that under the heading “Frequent Purchases and Redemptions of Shares”, the disclosure states “In addition, the Fund reserves the right to not accept orders from APs that Valkyrie has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. In making such determination, the Adviser will consider the effect of such action on the functioning of the arbitrage mechanism of the Fund.” Please delete this disclosure as the Staff believes it is inconsistent with Rule 6c-11. Please revise similar disclosure through the prospectus and SAI.

Response to Comment 3

The disclosure has been revised in accordance with the Staff’s comments. Related disclosure has been deleted under the heading “Acceptance of Creation Orders” in the SAI. The Fund notes that ability to reject creation orders as not being in “good form” as described in that paragraph is consistent with other the practices of other ETF sponsors (see, e.g., ProShares Bitcoin Strategy ETF, File Nos. 333-89822; 811-21114).

Comment 4 – Dividends, Distributions and Taxes

The Staff notes that in the last paragraph under the heading “Investments in the Subsidiary”, the disclosure refers to the tax treatment of a variety of financial instruments that the Fund will not invest in. Please revise this disclosure to refer to only those instruments that the Fund will invest in (i.e., futures contracts).

Response to Comment 4

The disclosure has been revised to remove references to financial instruments that the Fund will not invest in.

Comment 5 – Net Asset Value

The Staff notes that in the fourth paragraph under the heading “Net Asset Value”, the disclosure states that “the Adviser may, in its sole discretion, chose to determine a fair value price…” The Staff notes that this is inconsistent with the requirements of the Investment Company Act. Please revise this disclosure in accordance with the requirements of the Act.

Response to Comment 5

The disclosure has been revised to delete this reference. The Fund also confirms that it has adopted valuation procedures consistent with this disclosure (as amended) and the requirements of the Act.

Comment 6 – Statement of Additional Information

The Staff notes that the disclosure under “Derivatives Risk” includes discussion of over-the-counter derivatives. As the Fund will only invest in exchange-traded derivatives, please revise this risk factor to discuss only those risks applicable to exchange-traded derivates.

Response to Comment 6

The disclosure has been revised in accordance with the Staff’s comment. This risk factor has also been revised to state clearly that the Fund will only invest in exchange-traded derivates.

Comment 7 – General

Please clarify whether the Fund will be able to achieve its target exposure given the impact of the high margin requirements on bitcoin futures.

Response to Comment 7

The Adviser does not anticipate that the high margin on bitcoin futures contracts will impact its ability to achieve the target exposure.

Comment 8 – General

If the Adviser plans on providing educational materials or providing investor services to answer investor questions, please add a reference to the prospectus that such resources are available and how investors may obtain them.

Response to Comment 8

The Prospectus has been updated in accordance with the Staff’s comment.

Comment 9 – General

Please supplementally explain the CME’s block trading facility and how the Fund might use it.

Response to Comment 9

The Fund will use the CME’s block trading facility for large trades when the Sub-Adviser determines it would lead to better execution, normally following large purchase or redemption orders. A block trade is a privately negotiated futures, options or combination transaction that is permitted to be executed apart from the public auction market. Participation in block trades is restricted to Eligible Contract Participants as that term is defined in the Commodity Exchange Act.

CME Rule 526 (“Block Trades”) governs block trading in CME, CBOT, NYMEX and COMEX products. Block trades are permitted in specified products and are subject to minimum transaction size requirements which vary according to the product, the type of transaction and the time of execution. Block trades may be executed at any time at a fair and reasonable price.

Additional information about the CME’ block trading facility can be found on the CME website: https://www.cmegroup.com/clearing/trading-practices/block-trades.html#.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren

        Morrison C. Warren

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